SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               TMSF HOLDINGS, INC.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   88874S106
                                 (CUSIP Number)

                               Ted Weitzman, Esq.
                           Kirkpatrick & Lockhart LLP
            10100 Santa Monica Blvd, 7th Floor, Los Angeles, CA 90067
                                  (310)552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 29, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

         CUSIP NO.         88874S106                           Page 2 of 5 Pages
                                                               -----------------


1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Solyman Yashouafar

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)/ /       (b)/ /
                                                             -------------------

           Inapplicable

3          SEC USE ONLY
           ------------

4          SOURCE OF FUNDS*

           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         1,790,000

8        SHARED VOTING POWER

9        SOLE DISPOSITIVE POWER

         1,790,000

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,790,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*/ /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         12.1%

14       TYPE OF REPORTING PERSON*

         IN

         CUSIP NO.         88874S106                           Page 3 of 5 Pages



                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               TMSF HOLDINGS, INC.

Explanatory Note
----------------

This Schedule 13D is being filed to report the acquisition by Mr. Yashouafar of 1,790,000 shares of Common Stock of TMSF Holdings, Inc.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $0.001 of TMSF Holdings, Inc., a Delaware corporation

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:  Solyman Yashouafar
(b)      Business Address:  c/o Supreme Real Estate Group, 727 West Seventh
                            Street, Suite 800, Los Angeles, CA 90017
(c)      Principal Occupation: Commercial Real Estate Investment and Management,
                               Supreme Real Estate Group, 727 West Seventh
                               Street, Suite 800, Los Angeles, CA 90017
(d) During the last five years, Mr. Yashouafar has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Yashouafar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)      Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Yashouafar had a pecuniary interest in $1,000,000 principal amount of notes that were previously issued by the issuer's wholly owned subsidiary (the "Notes") through his beneficial ownership interests in two entities that held $1,500,000 principal amount of the Notes. On November 29, 2002, the $1,500,000 principal amount of the Notes was exchanged for shares of Common Stock and Mr. Yashouafar paid $74,000 in cash for additional shares of Common Stock, resulting in the sale and issuance of 1,790,000 shares of the issuer's
Common Stock to Mr. Yashouafar at the price of $0.60 per share in a private offering pursuant to Regulation D of the Securities Act of 1933.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On November 29, 2002, an aggregate of 5,000,000 shares of the issuer's Common Stock was sold and issued in a private offering to accredited investors pursuant to Regulation D of the Securities Act of 1933 in exchange for $2,000,000 principal amount of the Notes and $1,000,000 in cash. As noted above, a wholly owned subsidiary of the issuer previously issued $1,500,000 principal amount of the Notes to two entities in which Mr. Yashouafar held beneficial ownership interests. As part of the private offering, the two entities exchanged the Notes for shares of Common Stock. In exchange for his pecuniary interest of $1,000,000 principal amount of the Notes and a cash payment of $74,000, 1,790,000 shares of Common Stock were sold and issued to Mr. Yashouafar in the private offering.

         Mr. Yashouafar does not presently have any plan or proposal which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Yashouafar beneficially owns, and has the sole power to vote and the sole power to dispose of, an aggregate of 1,790,000 shares of Common Stock of TMSF Holdings, Inc. which represents 12.1% of the outstanding shares of Common Stock. The percentage is based on 14,836,365 shares of Common Stock outstanding on November 29, 2002.

         Mr. Yashouafar has not effected any transactions in the shares of Common Stock during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

         CUSIP NO.         88874S106                           Page 4 of 5 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

         CUSIP NO.         88874S106                           Page 5 of 5 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 2002



                                          By:    /S/  SOLYMAN YASHOUAFAR
                                               ------------------------------

                                          Name: Solyman Yashouafar